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                                                 Filed by Bookham Technology plc
                           pursuant to Rule 425 under the Securities Act of 1933
                                                Subject Company: New Focus, Inc.
                                                 Commission File No.: 333-109904

This filing relates to a proposed merger (the "Merger") between Bookham Technology plc ("Bookham") and New Focus, Inc. ("New Focus") pursuant to the terms of an Agreement and Plan of Merger, dated as of September 21, 2003, by and among Bookham, Budapest Acquisition Corp. and New Focus.

On January 6, 2004, Bookham made the following conference presentation.

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                                                                          [LOGO]


              THE SIXTH ANNUAL
              NEEDHAM GROWTH CONFERENCE
              JANUARY 6, 2004 - NEW YORK



                                                      Thinking optical solutions
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DISCLAIMER

Any remarks that we may make about future expectations, plans and prospects for Bookham constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those discussed in our Annual Report on Form 20-F for the year ended December 31, 2002, as amended, which is on file with the Securities and Exchange Commission. Forward-looking statements represent Bookham's estimates as of the date made, and should not be relied upon as representing Bookham's estimates as of any subsequent date. While Bookham may elect to update forward-looking statements in the future, it disclaims any obligation to do so.

www.bookham.com

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AGENDA


- Overview
- Markets, customers and products
- Operations
- Proposed acquisition of New Focus
- Financials
- Summary

KEY FACTS


 - Founded in 1988
 - 1998: First commercial products (transceivers)
 - 1998: Intel and Cisco invest in Bookham
 - April 2000: IPO, started trading on NASDAQ and London Stock Exchange

     (market downturn: developed new strategy)

 - Feb 2002: acquired Marconi's optical component business
 - November 2002: Acquired Nortel Networks Optical Components (NNOC)
     -     One of largest and most widely deployed product lines in the industry
     -     Leaders in Tx and Rx, and in amplification/pumps

 - July 2003: acquired Cierra Photonics (thin film filters)
 - August 2003: Completed integration of former Nortel facilities
 - September 2003: announced acquisition of New Focus
 - October 2003: acquired Ignis Optics (XFP/SFP transceivers)


Now number 2 position worldwide in telecom optical components
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                           CURRENT BOOKHAM POSITIONING

 -  NO. 2 WORLDWIDE IN TELECOM OPTICAL COMPONENTS
 -  EIGHT QUARTERS OF SEQUENTIAL REVENUE GROWTH
 - COMPREHENSIVE, END-TO-END PRODUCT PORTFOLIO OF ACTIVE COMPONENTS AND AMPLIFIERS, NOW BROADENING TO REMAINING TELECOM MARKET SEGMENTS (PASSIVES, TRANSCEIVERS)
 -  STRONG AND EXPANDING CUSTOMER BASE
      - Strategic relationship with Nortel (supply and R&D agreements), the No. 1 optical systems vendor
      -     Marconi and Huawei significant current customers
      -     Expanding to other tier-1 OEMs
 - EMERGING NON-TELECOM OPTICAL BUSINESS LEVERAGING EXISTING BOOKHAM
   TECHNOLOGIES
 - PROVEN ABILITY TO ACQUIRE AND CONSOLIDATE COMPANIES
   (Marconi-Nortel-Cierra-Ignis)
 - EFFICIENT, VERY STRONG INTEGRATED MANUFACTURING CAPABILITY
      -     Facilities consolidation completed
      - Caswell fab upgraded and ramping up Ottawa designs: leading-edge 3" InP and 6" GaAs
 - RAPIDLY IMPROVING FINANCIALS
 - PROPOSED ACQUISITION OF NEW FOCUS BRINGS:
      -     Additional market segments
      -     Low cost China assembly facility
      -     Significant additional cash on balance sheet

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REVENUE GROWTH

[GRAPHIC]

Expecting continued growth in Q4 and beyond; gaining share

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NUMBER 2 WORLDWIDE IN
TELECOM OPTICAL COMPONENTS

TELECOM OPTICAL COMPONENTS SUPPLIERS
ESTIMATED Q3 2003 REVENUES
[GRAPHIC]


- CONSOLIDATION
- SHARE MIGRATING TO TOP PLAYERS
- CUSTOMER PULL FOR FEWER, BROADER SUPPLIERS

Note: Avanex reported Q3 revenues of $18M do not include acquisitions for full quarter; higher number above assumes full-quarter revenues. Source: public filings, Bookham estimates.


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         STRATEGY: GOING FORWARD

 -     CONTINUE TO IMPLEMENT MOST COMPETITIVE COST STRUCTURE
         - Restructuring (completed)
         - Realize scale benefits (R&D, manufacturing)
         - Chip technology for cost-reduction
         - China assembly, Far East purchasing
 -     CONTINUE TO GAIN SHARE IN TELECOM
         - Secure revenue base (supply agreements)- now stable
         - Complete offering with passives, pluggable transceivers
         - Fill out portfolio - Cierra Photonics acquisition
         - Forward-integrate into subsystems (value-added) - initial successes
         - Exploit consolidation opportunities to gain added scale
 -     DEVELOP NON-TELECOM BUSINESS
         - Continue growth of MMICs
         - Expand into optics-related opportunities in industrial, military, aerospace
         - Expand into datacom (Ignis Optics)
         - New Focus would add non-telco revenues

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MARKETS, CUSTOMERS AND PRODUCTS

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GAINING SHARE IN TELECOM:
(1) EXPANDING THE CUSTOMER BASE

- Key customer pernetration: Nortel )supply agreement), Marconi (supply Agreement), Huawei
- Expanding position with other Tier 1 customers: 21% Q-1-to-Q3 growth on non-Nortel/Marconi revenues


CUSTOMERS' OPTICAL NETWORKING MARKET SHARES (1H 2003)
[GRAPHIC]

BOOKHAM REVENUES BY CUSTOMER (Q3 2003)
[GRAPHIC]

BOOKHAM "OTHERS" REVENUES (Q3 2003)
[GRAPHIC]

Source: Dell'Oro Sept 2003, Company estimates

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GAINING SHARE IN TELECOM:
(2) COMPLETING THE PRODUCT LINE


TELECOM OPTICAL COMPONENTS MARKET 2004: $1.3BN
[GRAPHIC]

CURRENT POSITION
- Leading position in transmitters and receivers
- Leading position in amplifiers and laser pumps

RECENT DEVELOPMENTS
- Expanding to passives (e.g., Cierra Photonics)
- Expanding to pluggable transceivers (e.g., Ignis Optics)
- Expanding to subsystems

-------------------
+ SUBSYSTEMS
-------------------

Source:RHK

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GAINING SHARE OUTSIDE TELECOM:
(3) EXPANDING BEYOND TELECOM OPTICAL COMPONENTS LEVERAGING EXISTING RESOURCES


                        Datacom OC $0.7bn

Telecom OC $1.3bn

                        Non-Telecoms optics c.$3.0bn





Source: RHK, Company estimates

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FULL PRODUCT COVERAGE, PLUS SUBSYSTEMS CAPABILITY


TRANSMIT                 MUX        NODE                       DEMUX     RECEIVE

TRANSMIT                 MUX        AMPLIFY                    DEMUX     RECEIVERS
- DFB                    - TFF      - Amplifiers               - TFF     - PINs
- Thermal Tunability                - 980 Pump                           - APDs
- Electronic Tunability  ADD/DROP   - Photodiodes    CONTROL             - Transceivers
- Direct Mod             - Skip     - GFF            - EVOA              - Transponders
- InP MZ                 filters    - OSC
- GaAs MZ
- Transceiver
- Transponder

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FULLY INTEGRATED POSITION IN ACTIVE
COMPONENTS AND SUBSYSTEMS


LINE CARDS
TRANSPONDERS
[GRAPHIC]

PLUGGABLE TRANSCEIVERS
2.5 Pluggable
10G XFP Pluggable
[GRAPHIC]

RECEIVERS
[GRAPHICS]

CHIPS

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FULLY INTEGRATED POSITION IN LINE COMPONENTS

SUBSYSTEMS
[GRAPHIC]

AMPLIFIER
MODULES
[GRAPHIC]

PASSIVE
MODULES
[GRAPHIC]

ACTIVE
COMPONENTS
[GRAPHIC]

Pump Laser

Passive Components
[GRAPHIC]

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CHIP TECHNOLOGY AS KEY ELEMENT IN
INNOVATION AND COST-REDUCTION

EXAMPLE: TUNABLE LASERS (DIGITAL SUPERMODE DS-DBR LASER)

[GRAPHIC]
 - Single-chip solution (no multiple mechanical parts)
 - Cost-effective (semiconductor mass-production, not labor-intensive assembly)
 - Strong IP content
 - Full >32nm wavelength tuning range
 - Building upon successive chip generations
     - 8 x 50 Gb/s tuning: qualified
     - 16 x 50 Gb/s tuning: qualified

 - PACKAGING COST SIMILAR TO CURRENT-GENERATION (FIXED WAVELENGTH) DFB LASERS

[GRAPHIC]

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OPERATIONS

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COMPLETED POST-ACQUISITION RESTRUCTURING BOOKHAM FACILITIES:


CASWELL, UK
Main GaAs
and InP fab

180k sq ft
37k sq ft clean   [PHOTO]
room

Established 1940s
Fully owned


PAIGNTON, UK
Main A&T facility

240k sq ft
92k sq ft         [PHOTO]
clean room

Established 1970s

Fully owned


MILTON, UK  ZURICH, SWITZERLAND  SANTA ROSA, US     KANATA, CANADA
  HQ        980 Pump Laser Chip  Thin Film Filters    R&D

[PHOTO]      [PHOTO]                [PHOTO]            [PHOTO]

SAN JOSE, US
XFP/SFP Transceivers
[PHOTO]


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POST-NNOC CONSOLIDATION COMPLETED: DELIVERED 50% REDUCTION IN OVERHEAD SPEND
WHILE SUPPORTING REVENUE GROWTH

[GRAPHIC]

- Amplifier facilities: 2 into 1, completed Q4 `02
- Chip preparation from Caswell and Ottawa to Paignton, completed Q4 `02
- Caswell A&T consolidated into Paignton, completed Q1 `03
- Harlow speciality fiber activity, closed end Q1 `03
- Poughkeepsie E2 manufacturing, closed end Q2 `03
- ASOC engineering and manufacturing restructured Q1-Q2 '03, closed Q3 `02
- Ottawa fab consolidated into Caswell, completed ahead of schedule, Q3 `03

[GRAPHIC] COMPLETED

PROGRAMS COMPLETED AHEAD OF PLAN: DELIVERED SAVINGS/STABILITY FASTER


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WORLD-CLASS OPERATIONS PERFORMANCE MAINTAINED THROUGHOUT
INTEGRATION/CONSOLIDATION


% DELIVERY TO CUSTOMER REQUIRED DATE
[CHART]

 - Delivery to Customer Required Date >95% typical
   - With high level of responsiveness to short-leadtime opportunities
 - High delivered quality; high reliability
 - Driving improving trends in key performance parameters

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PROPOSED ACQUISITION
OF NEW FOCUS

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PROPOSED ACQUISITION OF NEW FOCUS
BY BOOKHAM - TRANSACTION HIGHLIGHTS


 - Bookham would acquire New Focus for approximately 84 million shares (fixed 1.2015 exchange ratio)
    - Cash distribution of approximately $140 million million to New Focus stockholders
    - 27% pro forma ownership for current stockholders of New Focus

 - Acquisition would give Bookham:
    - $25 million per year non-telecom optical components/RF business, close to breakeven with improving margins and revenue growth prospects
    - Approximately (1) $105 million of cash on closing balance sheet
    - Low-cost China manufacturing facility

 - Transaction expected to accelerate development of non-telecom optical business and reduce dependency on major telecom customers
    - Non-telecom 2004 revenues expected to be approximately 30% of total Bookham revenues
    - San Jose base will be important as we move into datacom markets

 - On track for Q1 closing
    -     Strong New Focus and Bookham shareholder support
    -     Anti-trust approval completed, SEC review stage

  (1) Excluding transaction costs

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NEW FOCUS: DIVERSIFIED BLUE CHIP CUSTOMERS
DIVERSIFIED MARKETS
[GRAPHICS] [GRAPHICS] [GRAPHICS] [GRAPHICS] [GRAPHICS]

SEVERAL TIER-1 DEFENSE CONTRACTORS
OTHER MAJOR SEMICONDUCTOR CAPITAL EQUIPMENT OEMS

[LOGO]


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COST-REDUCTION OPPORTUNITY:
NEW FOCUS ASSEMBLY FACILITY IN SHENZHEN

[PHOTO]

 - State-of-the-art components assembly facility in China (Shenzhen), close to Huawei
 - Size 247k square feet, fully equipped (currently not staffed)

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FINANCIALS

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REVENUE TREND
REVENUES
$M

[CHART]

 -     Eight quarters of revenue growth

 -     Expanding customer base: "other customer" revenues up 21% Q1 03 to Q3 03

 -     Outlook provided includes further growth in Q4 03

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GROSS MARGIN TREND

[CHART]

GROSS MARGIN NEGATIVE %


 -     Gross margin improved by 22.5 percentage points from Q1 03 to Q3 03

 -     Plant consolidation and other restructurings drive margin improvement

 -     Ottawa and Milton semiconductor fabs closed in Q3 03

 -     Q4 03 gross margin outlook: between 5 and 10 percentage point improvement

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OPERATING EXPENSES (US GAAP)

OPEX AS % OF REVENUE REVENUE Q3 03: $37.1M
[CHART]



 -  Operating expenses down 17% from Q1 03 to Q3 03

 -  Leverage on margins with increasing revenue

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CASH BURN

[CHART]


Q4 03 OUTLOOK
 -  Benefits from restructuring in prior quarters
 -  Overhead reduced by further $5-6 million


[CHART]

Operating cashburn defined as EDITDA, excluding exceptional charges + inventory benefit

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FINANCIAL IMPACT: NUFO ACQUISITION
Summary balance sheet (in $US million)


  -     Strong financial position from which to grow


PRO-FORMA 28 SEPTEMBER 2003        BOOKHAM       NEW FOCUS (1)       COMBINED
Cash & short term investments       $83.9         $109.7              $193.6
Net Current Assets                  $87.0         $106.1              $193.1
Long-Term Liabilities               $(59.7)       $(11.3)             $(71.0)
Net Assets                          $150.2        $117.2              $267.4


(1) New Focus cash figure is post distribution of $140m (and potential proceeds from New Focus option exercises) but excludes deal costs estimated at $12.1 m. N.B. Translated solely for the convenience of the reader at the rate of $1.75 =(pound)1

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SUMMARY

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         SUMMARY





 -  Strong market position: #2 worldwide in telecom optical components
 -  Growing revenues
 -  Strong and expanding telecom customer base and product line-up
 - Attacking non-telecom markets for added profits leveraging current assets, know-how
 -  Strong manufacturing base, exceptional operational execution
 -  Deep management expertise
 -  Significantly improving financials
 - Proposed New Focus acquisition should add additional non-telecom revenues, significant cash and low-cost assembly site in China
 -  Track record of consolidation and successful integration


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Bookham Technology [LOGO]

Thinking optical solutions

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         IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SECURITIES AND
                              EXCHANGE COMMISSION

     Bookham has filed with the SEC a Registration Statement on Form F-4 in connection with the transaction and Bookham and New Focus have filed with the SEC and plan to mail to the stockholders of New Focus, a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus contain important information about Bookham, New Focus, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully.

     Investors and security holders are able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Bookham and New Focus through the web site maintained by the SEC at http://www.sec.gov.

     In addition, investors and security holders are able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Bookham by contacting Investor Relations on +44 (0) 1235 837000 or from New Focus by contacting the Investor Relations Department at +1 408 919 2736.

     Bookham and New Focus, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Bookham's directors and executive officers is contained in Bookham's Annual Report on Form 20-F for the year ended December 31, 2002, as amended, which is filed with the SEC. As of September 1, 2003, Bookham's directors and executive officers beneficially owned approximately 33,806,421 shares (including shares underlying options exercisable within 60 days), or 15.92%, of Bookham's ordinary shares. Information regarding New Focus's directors and executive officers is contained in New Focus's Annual Report on Form 10-K for the year ended December 29, 2002 and its proxy statement dated April 15, 2003, which are filed with the SEC. As of April 15, 2003, New Focus's directors and executive officers beneficially owned approximately 3,317,696 shares (including shares underlying options exercisable within 60 days), or 5.2%, of New Focus's common stock. A more complete description is available in the Registration Statement and the Proxy Statement/Prospectus.

STATEMENTS IN THIS DOCUMENT REGARDING THE PROPOSED TRANSACTION BETWEEN BOOKHAM AND NEW FOCUS, THE EXPECTED TIMETABLE FOR COMPLETING THE TRANSACTION, FUTURE FINANCIAL AND OPERATING RESULTS, BENEFITS AND SYNERGIES OF THE TRANSACTION, FUTURE OPPORTUNITIES FOR THE COMBINED COMPANY AND ANY OTHER STATEMENTS ABOUT BOOKHAM OR NEW FOCUS MANAGEMENTS' FUTURE EXPECTATIONS, BELIEFS, GOALS, PLANS OR PROSPECTS CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ANY STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT (INCLUDING STATEMENTS CONTAINING THE WORDS "BELIEVES," "PLANS," "ANTICIPATES," "EXPECTS," "ESTIMATES" AND SIMILAR EXPRESSIONS) SHOULD ALSO BE CONSIDERED TO BE FORWARD-LOOKING STATEMENTS. THERE ARE A NUMBER OF IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS OR EVENTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS,
INCLUDING: THE ABILITY TO CONSUMMATE THE TRANSACTION, THE ABILITY OF BOOKHAM TO SUCCESSFULLY INTEGRATE NEW FOCUS'S OPERATIONS AND EMPLOYEES, THE ABILITY TO REALIZE ANTICIPATED SYNERGIES AND COST SAVINGS; RECOVERY

OF INDUSTRY DEMAND, THE NEED TO MANAGE MANUFACTURING CAPACITY, PRODUCTION EQUIPMENT AND PERSONNEL TO ANTICIPATED LEVELS OF DEMAND FOR PRODUCTS, POSSIBLE DISRUPTION IN NEW FOCUS'S COMMERCIAL ACTIVITIES CAUSED BY TERRORIST ACTIVITIES OR ARMED CONFLICTS, THE RELATED IMPACT ON MARGINS, REDUCTIONS IN DEMAND FOR OPTICAL COMPONENTS, EXPANSION OF OUR BUSINESS OPERATIONS, QUARTERLY VARIATIONS IN RESULTS, CURRENCY EXCHANGE RATE FLUCTUATIONS, MANUFACTURING CAPACITY YIELDS AND INVENTORY, INTELLECTUAL PROPERTY ISSUES AND THE OTHER FACTORS DESCRIBED IN BOOKHAM'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2002, AS AMENDED, AND NEW FOCUS'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 29, 2002 AND NEW FOCUS'S MOST RECENT QUARTERLY REPORT FILED WITH THE SEC AND BOOKHAM'S MOST RECENT CURRENT REPORTS ON FORM 6-K SUBMITTED TO THE SEC. BOOKHAM AND NEW FOCUS DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE DATE OF THIS DOCUMENT.